MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company II, LLC

DATE:	February 12, 2015

RE:	CenterPoint Energy Transition Bond Company II, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-121505

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 3, 2015 regarding our Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 31, 2014. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Body of Form 10-K

Item 15

1.	We note that you list the Form of the transition bonds (included in Exhibit 4.2 hereto) as Exhibit 4.2 and incorporate by reference to Exhibit 4.2 to Registrant’s Form 8-K (File Number 333-121505), filed on December 16, 2005. The Form 8-K referenced, however, does not include an Exhibit 4.2. Please confirm, if correct, that this language should be revised to read Exhibit 4.3 and that this language will be corrected in future filings. See Item 10(d) of Regulation S-K.

RESPONSE:

In accordance with the comment, we confirm that we will revise the exhibit reference to read Exhibit 4.3 in future filings.

Exhibit 31.1

2.	We note your certification does not follow the specific form and content provided in the Division of Corporation Finance’s Revised Statement on Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 dated February 21, 2003 (“Staff Revised Statement”). Specifically, the title of your certification includes language that is not part of the Staff Revised Statement and should only state “Certification,” and your introductory sentence includes the title of the certifying individual. The certification must be given by a natural person in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature. Please confirm that in future filings, the certification you file will conform to the specific form and content provided in the Staff Revised Statement.

RESPONSE:

In accordance with the comment, we confirm that in our future filings, the certification required to be filed will follow the specific form and content provided in the Staff Revised Statement and the certification title will only state “Certification.” Further, the title of the certifying individual will only be provided under the signature.

If you should have any questions or further comments regarding the above response, please contact our counsel Monica Karuturi at (713) 207-7789 or Timothy S. Taylor at (713) 229-1184.

CENTERPOINT ENERGY TRANSITION BOND COMPANY II, LLC

By:	/s/ Kristie Colvin
Kristie Colvin
Senior Vice President, Chief Accounting Officer and Manager